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                                                                    EXHIBIT 20.1


                     MANAGEMENT CHANGES AT PINNACLE MICRO -
        KENNETH CAMPBELL APPOINTED PRESIDENT; HANS IMHOF, KEN CAMPBELL,
               WILLIAM BLUM AND ROGER HAY APPOINTED TO THE BOARD;
            LAWRENCE GOELMAN, CHARLES LAVERTY AND SCOTT BLUM RESIGN


IRVINE, Calif. -- Dec. 9, 1996 -- The board of directors of Pinnacle Micro, Inc. (NASDAQ: PNCL) announces today that it accepted the resignation of interim president and ceo Lawrence Goelman, and appointed Kenneth Campbell president at a meeting on December 8, 1996. Campbell formerly served as the Company's executive vice president, technology and general manager. Campbell will also serve on the board of directors.

"Larry Goelman did a tremendous job for which we all thank him," said Daryl White, chairman of the board. "We are on the right track. Apex shipments should ramp up significantly this week. We are filling backlog as fast as we can and building demand for the Apex product. Given Ken Campbell's critical role in delivering Apex, and reorganizing manufacturing and research and development, we have every confidence in his ability to lead Pinnacle Micro."

Pinnacle Micro's Apex 4.6GB is the highest capacity 5.25" removable magneto-optical storage product available today. The drive was released to volume production last month.

Lawrence Goelman resigned from the Company and the board on December 6, 1996, citing fundamental differences with Scott Blum over management direction.

There were additional changes to the board of directors. Charles Laverty, a board member, resigned on December 6. Scott Blum resigned from the Board as of December 8. Ken Campbell and Roger Hay joined the Board of directors as of December 8, 1996. William Blum, a founder of the Company, returns to the board he left when he retired in May as president, ceo and chairman of the board.

William Blum, Scott Blum and The Blum Trusts entered into "standstill" agreements with the Company.

In other news, Hans Imhof joined the board of directors in November. Imhof is co-owner of Datasphere, a company specializing in engineering, design and construction of large data centers. Concurrent with his tenure at Datasphere since 1990, Imhof serves as president of Warner Management Company, a commercial real estate management company. He is also president of Diversified Protection Systems, Inc., a company specializing in installation and services of fire protection systems for high tech facilities; co-founder of Computer
Site Technologies, a start-up software company; and co-founder of IBS, a company producing computer controlled lighting controls.
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                                                        EXHIBIT 20.1 (CONTINUED)


Ken Campbell joined the Company in April 1996 as executive vice president, technology and general manager.

Roger Hay joined the Company in June 1996 as executive vice president and chief financial officer.

Pinnacle Micro, Inc. is a recognized leader in recordable CD technology and optical storage systems for general data storage and data intensive applications such as network storage, imaging, desktop and prepress, as well as emerging applications such as digital audio/video editing and commercial multimedia. Founded in 1987, Pinnacle Micro, Inc. is headquartered in Irvine, CA with offices in North America and Europe.